Steben & Company, Inc.

July 31, 2009
VIA UPS and EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Registration Statement on Form 10
Filed April 27, 2009
File No. 000-53639

Ladies and Gentlemen:

Steben & Company, Inc., the general partner (the “General Partner”) of Sage Fund Limited Partnership (the “Registrant”), hereby files, via EDGAR, responses to the Staff’s comment letter dated July 17, 2009, relating to the Registrant’s Registration Statement on Form 10 filed on April 27, 2009 (File No. 000-53639) and amended on July 2, 2009. We have prepared our responses with the assistance of our legal counsel. As requested, our responses are numbered to correspond to the Staff’s comment letter. A copy of this letter, along with clean and marked (against the Form 10 as filed on April 27, 2009 and amended on July 2, 2009) copies of the amended Form 10 (the “Form 10”), are being sent to the Commission via overnight mail.

General

Comment #1

Please note that your response to comment 3 of our letter dated June 1, 2009 is under review and we may have further comments.

Response

We respectfully acknowledge that the response is under review and that the Commission may have further comments.

The General Partner, page 2

Comment #2

Please provide additional details regarding the main features of each of the other two commodity pools that the general partner currently operates.

Securities and Exchange Commission

Response

We have amended the Form 10 to include the following information (see page 2):

The General Partner currently operates two other commodity pools, Futures Portfolio Fund, Limited Partnership, a Maryland limited Partnership, which is a multiple advisor fund that began trading in January 1990, and Aspect Global Diversified Fund LP, a Delaware limited Partnership, which is a publicly offered single manager fund that commenced trading in September 2008.   Each pool utilizes professional commodity trading advisors to engage in the speculative trading of commodity futures contracts, other commodity interests, derivatives, forward contracts, swaps and options on futures.  Neither pool is currently trading swaps nor option contracts, although they may do so in the future.

Additionally, please see Annex A to this letter for additional information regarding Futures Portfolio Fund, L.P. and Aspect Global Diversified Fund LP.

Trading Advisor and Asset Allocations of the Fund, page 3

Comment #3

We note your response to our prior comment 7.  Please disclose the number of clients the Trading Advisor currently serves and the fact that you will receive an equal amount of attention by the Trading Advisor as the Trading Advisor’s other clients.

Response

We have revised the Form 10 to state the that the Trading Advisor currently has 19 clients and the Trading Advisor will treat the Fund equitably and fairly and it will receive no more or less attention than any other client of the Trading Advisor.

Charges, page 7

Description of Current Charges, page 7

Comment #4

We continue to believe that complete disclosure of current charges is necessary for investors and thus are reissuing our prior comment 13.  We note your disclosure regarding total expenses charged to the Units annually, other than the Trading Advisor’s performance incentive fees, totaling approximately 6.23% of the Unit’s net assets annually.  We also note the disclosure in the table entitled “Description of Current Charges” but do not understand how the total expenses charged adds up to 6.23%.  For example, while you disclosed the “amount of payment” for the Management (asset-based) fee to be paid to the General Partner, you have not done so for the “amount of payment” for the Management (asset-based) fee to be paid to the Trading Advisor or the Incentive Fee to be paid to the Trading Advisor.  Please clearly disclose the amount of payment of each of the types of charges, including the incentive fee, so that it is clear how the 6.23% figure is calculated.  We may have further comments.

Securities and Exchange Commission

Response

We have revised the section entitled “Description of Current Charges” on pages 9 and 10 of the Form 10.  Please note that the aggregate amount of fees (6.23%) is calculated as follows: Trading Advisor Management Fee (1.0%); General Partner Management Fee (1.10%); Ongoing Selling Agent Fee (3.00%); Brokerage Commissions and Trading Fee (0.38%); and Fund Operating and Offering Expenses (0.75%).

The Incentive Fee is not included.

Competition, page 13

Comment #5

It appears that you have not addressed our prior comment 20 so we are reissuing it.  You disclose that the Fund competes with other investment vehicles for investors.  Please specifically disclose the other investment vehicles the Fund competes with for investors.

Response

The Fund competes with other private and publicly offered commodity pools, as well as other alternative investments such as REITS and oil and gas partnerships and hedge funds.  If the Fund loses investors (for any reason, including competing investment vehicles), it will not impact the remaining investors, although some costs may increase to Limited Partners.  We have revised the Form 10 accordingly (See page 15).

Item 2.  Financial Information, page 14

Management’s discussion and analysis of financial conditions and results of operations, page 14

Results of Operations, page 18

Comment #6

It appears that you have not addressed our prior comment 24 so we are reissuing it.  Please disclose the total amount of each charge/expense, as disclosed on pages 7-8, during fiscal year 2008.

Securities and Exchange Commission

Response

We have revised the Form 10 to include this information.  Please see pages 9 and 10.

Market Sectors, page 20

Comment #7

We note your response to our prior comment 25 which asked for a breakdown of the company’s funds invested in different market sectors at the end of the fiscal year 2008.  We also note the newly added disclosure.  The figures in the new table, however, do not appear to total 100% and the “stock index” percentage figure is negative.  Please explain to us how the newly added disclosure shows a breakdown of the company’s funds invested in different market sectors at the end of fiscal year 2008.

Response

We have revised the Form 10 to include a breakdown of the Fund’s investments as a percentage of net asset value invested in different market sectors as of December 31, 2009 and March 31, 2009.  The figures on page 19 of the Form 10 provide the dollar amount and percentage exposure of the Fund’s net asset value for each indicated market sector in the indicated period.  Please note that in cases where the market sector balance was negative (for example, Short Foreign Futures Contracts in Stock Indices had a balance of ($227,106) as of March 31, 2009), we used the absolute value of that sector balance to calculate the period end market exposure.  Please refer to the Fund’s Condensed Schedule of Investments as of December 31, 2008 and March 31, 2009 to see the detail behind the summary schedule disclosure.  As futures are traded on margin, a large portion (approximately 88%) of the Fund’s assets are held in cash, cash equivalents, commercial paper, U.S. Government securities, Government-sponsored enterprises and corporate notes.  As a result, the percentage of the Fund's investments in the various market sectors will not sum to 100%.

Form 10

Exhibit 99.1

Fair Value of Financial Instruments, page 15

Comment #8

We note your response to comments 31 and 32.  Please expand your disclosure to discuss your valuation techniques as described to us in your responses.  Please see paragraph 32(e) of SFAS 157 for reference.

Response

We have revised Note 1 to the financial statements of the Fund for the year ended December 31, 2008 and the three months ended March 31, 2009 accordingly.

* * *

Securities and Exchange Commission

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (240) 631-9808, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Barry Gainsburg
Barry Gainsburg
General Counsel and Chief Compliance Officer
Steben & Company, Inc.

cc: Timothy P. Selby, Alston & Bird LLP